Exhibit 12.1 Royal Caribbean Cruises Ltd. Ratio of Earnings to Fixed Charges (in thousands, except ratios)

	Years Ended December 31,
	2004	2003	2002	2001	2000

Earnings
Net income	$ 474,691	$ 280,664	$ 351,284	$ 254,457	$ 445,363
Income tax expense	2,810	2,100	1,040	-	-
(Income) loss from equity investees	(1,912)	(1,694)	6,536	1,576	(1,351)
Fixed charges	343,272	307,369	302,477	293,470	200,733
Capitalized interest	(7,228)	(15,932)	(23,425)	(36,983)	(44,200)

Earnings	$ 811,633	$ 572,507	$ 637,912	$ 512,520	$ 600,545

Fixed Charges
Interest expense (1)	$ 317,205	$ 284,328	$ 290,269	$ 290,195	$ 198,500
Interest portion of rent expense (2)	26,067	23,041	12,208	3,275	2,233

Fixed charges	$ 343,272	$ 307,369	$ 302,477	$ 293,470	$ 200,733

Ratio of Earnings to Fixed Charges (3)	2.4x	1.9x	2.1x	1.8x	3.0x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.

(2) Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.

(3) We had no preferred stock outstanding during the years ended December 31, 2004, 2003, 2002 and 2001.

We redeemed our preferred stock in April 2000. The ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges for the year ended

December 31, 2000.